September 23, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	John Reynolds James Lopez Ruairi Regan Joanna Lam Tia Jenkins

Re:	Fuse Medical, Inc. Current Reports on Form 8-K/A Filed September 11, 2014 File No. 000-10093

Ladies and Gentlemen:

On behalf of Fuse Medical, Inc. (the "Company," "we," "our" or "us"), we respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated September 11, 2014 (the "Letter"). As referenced in certain of our responses below, we are attaching proposed revisions to the Form 8-K/A filed on August 29, 2014 (the "Form 8-K/A") with the Commission.

For convenience, each of the Staff's comments is set forth below, followed by the Company's corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Overview, page 6

1.
We note your revised disclosure in response to comment 3 that you plan to file the agreement with Texas AmBioMed, LLC with your next periodic report and plan to seek confidential treatment of certain terms of that agreement. Please note that you will need to file the agreement and resolve any comments on your confidential treatment request before we may complete our review of your Form 8-K.

Response: The Company will file the confidential treatment request with the Commission this week and understands the Staff's comment related to its review. The Company will revise the Form 8-K/A to reflect the filing of the request.

1

2.
We reissue prior comment 4, in part. Please describe clearly the material, definitive effects of the relevant regulations upon your business. We note, in this regard, the revised disclosure on page 14 regarding “derivative requirements applicable to the manufacturers” and the fact that you “may” be required to obtain state licensure or certifications or be subject to inspections. It is unclear what derivative requirements apply to you and why you are not able to state definitively that you are subject to licensure and other requirements.

Response: The Company respectfully directs the staff to the last sentences in paragraphs 3 and 4 on page 9 of the Form 8-K/A. The Company will further revise the language on page 9 and in the risk factor cited in the Staff's comment so that it reflects the required disclosure that is material. The Company proposes to revise the language related to this comment in the Form 8-K/A as reflected in the enclosure. The Company believes its revised disclosure meets the disclosure requirements for smaller reporting companies and is consistent with the disclosure of other publicly reporting companies in the industry.

Item 3.02, page 38

3.
We reissue prior comment 8. Please provide all information required by Item 701 of Regulation S-K for each issuance reportable under this section. For example, it is unclear if you relied on Regulation D of the 1933 Act in connection with identifying investors as accredited. Please revise or advise.

Response: The Company proposes to revise the language related to this comment in the Form 8-K/A as reflected in the enclosure.

Liquidity and Capital Resources, page 25

4.
We note your revised disclosure in response to prior comment 6 and reissue the comment. Your revised disclosure should address whether you have sufficient capital to sustain current operations for the next 12 months without assuming access to additional capital.

Response: The Company proposes to revise the language related to this comment in the Form 8-K/A as reflected in the enclosure.

2

***************************
In connection with the responses above, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the Company's outside counsel, Travis Leach of Ballard Spahr LLP at (602) 798-5444, or the undersigned at (817) 887-1730.

Sincerely,

/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer

cc: Travis Leach, Esq.

3

PROPOSED LANGUAGE RELATED TO COMMENT 2

Pg. 9 Business – Regulatory Issues

~~There are both federal and state regulations that may~~ An overview of the regulations that are material to the Company is set forth below. In addition to the penalties that could be imposed for a failure by the Company to comply with a regulation, as described below, such failure may further impact the Company’s ability to fully implement its strategic plan , which could adversely impact the Company and the success of our business .

FDA Regulations

The manufacturers and suppliers of the products we market are subject to extensive regulation by the U.S. Food and Drug Administrations ("FDA"), other federal governmental agencies and by state authorities. These regulations govern the approval, clearance or license to commercialize medical devices, biological products and human cellular and tissue products; including compliance with the standards and requirements related to the design, testing, manufacture, labeling, promotion and sales of the products, stringent record keeping requirements, tracking of devices, reporting of potential product defects and adverse events, conduct of corrections and recalls, and other matters. As a distributor and marketer of such FDA-regulated products, we are subject to independent requirements to register and list certain products, may be required to obtain state licensure or certifications and may be subject to inspections, in addition to complying with derivative requirements applicable to the manufacturers of the products we market. Failure to comply with applicable requirements could result in a wide variety of enforcement actions ranging from warning letters to more severe sanctions such as: fines and civil penalties, operating restrictions, injunctions and criminal prosecutions.

Affordable Care Act

Pursuant to the Physician Payment Sunshine Act (“Sunshine Act”) enacted as part of the Affordable Care Act, we are required to report annually to the Centers for Medicare & Medicaid Services (“CMS”) beginning in 2014 certain payments and other transfers of value furnished to physicians and teaching hospitals, as well as certain ownership or investments held by physicians or their family members. These annual reports will be publicly available. Failure to report timely, accurately, and completely may subject us to civil monetary penalties. Some states have laws similar to the federal Sunshine Act.

Fraud, Abuse and False Claims

We are directly and indirectly subject to certain federal and state laws governing relationships with healthcare providers and pertaining to healthcare fraud and abuse. The federal Anti-Kickback Statute (the “AKS”) is a criminal statute that prohibits the payment or receipt of remuneration, in cash or otherwise, in return for referrals of federal healthcare beneficiaries. The Center for Medicare and Medicaid Services has promulgated certain safe harbors that offer protection from liability for arrangements that fall within very specific parameters. The Company intends to utilize the “physician investment interest safe harbor” in the AKS as a business model. To reach the “public company exception” (as defined below) to the AKS, the Company must possess undepreciated net tangible assets related to the furnishing of healthcare items and services of more than $50,000,000 in the previous fiscal year or 12-month period. Penalties for violations of AKS include criminal penalties, including imprisonment, and civil sanctions and fines.

The Stark Law prohibits physicians or their immediate family members from referring to entities that provide designated health services (“DHS”) to federal program beneficiaries if the physician or an immediate family member has a financial relationship (either via a compensation arrangement or ownership interest) directly or indirectly in that entity. Similar to safe harbors for the AKS, the Stark Law regulations created a series of exceptions to provide protection for certain types of business arrangements that fall within their parameters. Penalties for violations of the Stark Law consist of civil sanctions and fines. Many states have laws similar to the federal law.

In order to meet its objectives in compliance with the Stark Law, the Company will rely on the exception for publicly traded securities (the “Public Company Exception”). This exception effectively permits physicians to own investment securities that may be purchased on terms generally available to the public and which are securities (i) in a corporation that had, at the end of the corporation’s most recent fiscal year, or on average during the previous three fiscal years, stockholder equity exceeding $75,000,000 and (ii) listed on the New York Stock Exchange, the American Stock Exchange, or any regional exchange in which quotations are published on a daily basis, or foreign securities listed on a recognized foreign, national, or regional exchange in which quotations are published on a daily basis, or traded under an automated interdealer quotation system operated by the National Association of Securities Dealers.

The Company will not accept federal reimbursement for its products until the Public Company Exception under the Stark Law is available to it. In addition there are various state statutes which may limit the Company's ability to fully implement our business model until such time as the Company achieves Public Company Exception status. It is the intent of the Company to not sell any product to an insured that would be reimbursed under any government payer system including, but not limited to, Medicare, Tricare or other national or state government beneficiary program.

Pg. 14 Risk Factors

As a distributor we are subject to certain registration and listing requirements by the FDA ~~and similar state authorities~~  .

As a distributor and marketer of such FDA-regulated products, we are subject to independent requirements to register and list certain products ~~, may be required to obtain state licensure or certifications and may be subject to inspections, in addition to complying with derivative requirements applicable to the manufacturers of the products we market~~. Failure to comply with applicable requirements could result in a wide variety of enforcement actions ranging from warning letters to more severe sanctions such as: fines and civil penalties operating restrictions and injunctions ~~and criminal prosecutions~~  , all of which , if imposed, could adversely impact the Company and the success of our business.

PROPOSED LANGUAGE RELATED TO COMMENT 3

Pg. 43 Item 3.02 Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 of this Current Report under the heading “Agreement and Plan of Merger” and in Item 2.01 of this Current Report for the description of the Merger and issuance of the Merger Consideration, which is incorporated herein by reference.

Prior to the Merger, the individual physicians that owned partnership interests in Fuse Medical V, LP and Fuse Medical VI, LP agreed to exchange their interests, effective on the day immediately prior to the effective date of the Merger, to corresponding interests in Fuse, each becoming one of the Holders. Accordingly, in the Amended and Restated Agreement dated November 27, 2013 by and among Fuse, KAW Holdings, LLC (“KAW”), Dr. Richard Adams, Dr. Scott King, and Dr. David Wanner, KAW was granted a 3.1388% membership interest in Fuse in exchange for KAW’s interest in Fuse Medical V, LP. In the Amended and Restated Agreement dated November 27, 2013 by and among Fuse and Eva Lou Holding, LLC (“ELH”), ELH was granted a 0.1732% membership interest in Fuse in exchange for ELH’s interest in Fuse Medical VI, LP. KAW and ELH were accredited investors and the transactions were carried out pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and, accordingly, were exempt from registration.

The foregoing description of the agreements documenting the exchange of partnership interests for membership interests are filed as Exhibits 4.1 and 4.2 hereto.

The following is a list of member contributions made in consideration for equity interests in Fuse.

On July 18, 2012, Twelve Global, LLC was issued, as of the purchase date, a 50.0% membership interest in Fuse in exchange for $3,350.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On July 18, 2012, MJB International, LLC was issued, as of the purchase date, a 50.0% membership interest in Fuse in exchange for $3,350.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 26, 2012, CCEP Holdings, LLC was issued, as of the purchase date, an 18.0% membership interest in Fuse in exchange for $1,800.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 27, 2012, Axis Global, LLC was issued, as of the purchase date, a 15.0% membership interest in Fuse in exchange for $1,500.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 27, 2012, ReSurge Hospitals, Inc. was issued, as of the purchase date, a 15.0% membership interest in Fuse in exchange for $1,500.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On January 4, 2013, Coastal IP, LLC was issued, as of the purchase date, a 5.0% membership interest in Fuse in exchange for $100.00. Coastal IP, LLC was an accredited investor and Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On February 7, 2013, TJAL Holdings, LLC was issued, as of the purchase date, a 5.0% membership interest in Fuse in exchange for $100.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On April 24, 2013, Lion Share, LLC was issued, as of the purchase date, a 2.0% membership interest in Fuse in exchange for $100.00. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 9, 2013, KT Medical Management, LLC was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 16, 2013, McMurry Ankle & Foot Care, Inc. was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 20, 2013, Chris Lotufo was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On August 21, 2013, Jeff DeSantis was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 12, 2013, James Clancy was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 12, 2013, Sorex Enterprises, LLC was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 13, 2013, Paul Stone was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 13, 2013, Rams World, LLC was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 13, 2013, Michael Downey was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 16, 2013, Byron Hutchinson was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 19, 2013, Tyconic Enterprises, LLC was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On September 19, 2013, David Wanner was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Steven Spinner was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Richard Adams was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Craig Camasta was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, John Krebsbach was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Adam Perler was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act . Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Joseph Menn was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 3, 2013, Complete Wound Solutions, PLLC was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 4, 2013, Scott King was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 7, 2013, Infinity Surgical Specialist, LLC was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 7, 2013, Brett Sachs was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 7, 2013, Richard Derner was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 9, 2013, Stephen Geller was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 14, 2013, Ira Kraus was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Nickleophia, LLC was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Mario Ponticello was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Scott Malay was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Infinity Surgical Specialist, LLC was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Chad Michael Nunamaker was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 15, 2013, Andrew Rader was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 18, 2013, K. Paul Flanigan was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 19, 2013, Timothy Harlan was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 28, 2013, Steven Waldman was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 28, 2013, Christopher Milkie was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On October 31, 2013, Steven Pesenko was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 1, 2013, William Dabdoub was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 4, 2013, Pegasus Holding, LLC was issued, as of the purchase date, a 0.25% membership interest in Fuse in exchange for $100.00 and 38 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 5, 2013, Pasquale Cancelliere was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 5, 2013, Robert Schulte was issued, as of the purchase date, a 0.001% membership interest in Fuse in exchange for $100.00 and 3 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

On November 8, 2013, Frank Tursi was issued, as of the purchase date, a 0.025% membership interest in Fuse in exchange for $100.00 and 5 hours of general consulting services. Fuse issued the membership interest pursuant to the registration exemptions of the Securities Act afforded under Section 4(2) thereunder and Rule 506 of Regulation D of the Securities Act. Fuse relied upon representations from the investor that they were “accredited investors” within the meaning of Rule 501(a) under the Securities Act as a basis for the exemptions.

PROPOSED LANGUAGE RELATED TO COMMENT 4

Pg. 26 Liquidity and Capital Resources

The Company believes it currently has sufficient ~~capital or access to~~  capital to sustain its current operations for the next 12 months. The Company has financed its operations from on-going operations, a line of credit and borrowings discussed below.

Pg. 30 Liquidity and Capital Resources

The Company believes it currently has sufficient ~~capital or access to~~  capital to sustain its current operations for the next 12 months. The Company has financed its operations from on-going operations, a line of credit and borrowings discussed below.